EcoReady Corporation
555 Winderley Place, Suite 300
Orlando, FL 32751
Tel.: (407) 571-6846

January 26, 2011

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Russell Mancuso

Re:	EcoReady Corporation (formerly Centracan Incorporated)
Registration Statement on Form S-1
Originally Filed September 15, 2010
File No. 333-169393

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) EcoReady Corporation (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on September 15, 2010 (the “S-1 Registration Statement”).  No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the S-1 Registration Statement to the undersigned, facsimile number (321) 978-0343.

If you have any questions with respect to this matter, please contact me at (321) 735-0558.

Very truly yours,

ECOREADY CORPORATION

By:	/s/ Boris Rubizhevsky
Boris Rubizhevsky Chief Executive Officer